April 12, 2019

Alan Knitowski
Chief Executive Officer
Phunware, Inc.
7800 Shoal Creek Blvd, Suite 230-S
Austin, TX 78757

       Re: Phunware, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           April 8, 2019
           File No. 333-229524

Dear Mr. Knitowski:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Prospectus Summary
PhunCoin, page 1

1.     You reference that you are "currently targeting launching the review
(beta) period on a
       nonproduction digital asset (not an actual security token) in the first half of 2019." Please clarify what you mean by non-production digital asset and an actual security token and how they relate to the PhunCoin that would be issued to PhunCoin Rights holders.
2. You anticipate that PhunCoin Rights holders will be issued PhunCoin within one year after the PhunCoin Rights were acquired, but the PhunCoin will have no usefulness and you will not create or facilitate the creation of a secondary market for PhunCoin until the
       PhunCoin Ecosystem is operational. Please clarify the timing of the initial issuances of
       PhunCoin, as they may be issued as early as June 2019, while the PhunCoin Ecosystem
 Alan Knitowski
Phunware, Inc.
April 12, 2019
Page 2
      will still be in its beta stage. Clarify whether the PhunCoin issued under these PhunCoin rights agreements will differ or be distinct from the PhunCoin that will be issued after the
      PhunCoin Ecosystem has been established and how the utility functions of the PhunCoin issued prior to the PhunCoin Ecosystem will accrue to these older digital assets.
3. While you indicate the specific launch date for the PhunCoin Ecosystem is difficult to determine at this time, you indicate a review (beta) period on a non-production digital asset is targeted to occur in the first half of 2019. Please provide more information as to what additional steps must be performed after the review/beta period has occurred and clarify the timeline of these steps. As part of your response, clarify whether you are nearing the end of your initial development cycle and launch of PhunCoin Ecosystem and whether you intend to issue PhunCoin to a broader set of investors and users as early as
      June 2019 or shortly thereafter.
       You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Barbara
C. Jacobs,
Assistant Director, at (202) 551-3735 with any questions.



                                                            Sincerely,

FirstName LastNameAlan Knitowski                            Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NamePhunware, Inc.
                                                            and Services
April 12, 2019 Page 2
cc:       Eric Hsu, Esq.
FirstName LastName